AMERICAN POST TENSION, INC.


						August 25, 2008


Ms. Jenn Do
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-7010

Re:  American Post Tension, Inc., 	Form 8-K, Item 4.01
     Filed August 15, 2008, File No. 000-50090

Dear Ms. Do:

In response to your letter to American Post Tension, Inc. (the
"Company") dated August 15, 2008, the Company responds as follows:

1.	We have amended the referenced filing to state that the
Company's former accountants were dismissed.

2.	We have amended the referenced filing to disclose that
the Company's new independent audit firm has filed application in the State of Nevada to perform CPA services and expects to be so licensed in the near future, and to disclose that the new auditor will undertake to review our quarterly filings in the meantime since no services are required in Nevada to do so, and that, if the new auditor has not then been licensed in Nevada, the Company will retain other independent auditors licensed in Nevada to audit its financial statements for the year ended December 31, 2008.

3.	We have amended the referenced filing to attach the
letter
From the former independent accountants dated August 19, 2008.

In connection with this response to the Staff comments, the Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the
     disclosures in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking
     any action with respect to the filing; and
-    the Company may not assert staff comments as a defense
     in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Edward Hohman
---------------------
Edward Hohman
President and CEO